--
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                        Mountains West Exploration, Inc.
                                (Name of Issuer)
                                  Common Stock,
                         (Title of Class of Securities)

                                    624516 20 9
                                 (CUSIP Number)

                                  Lee Wiskowski
                                3111 N. Seminary
                                    Suite 1N
                            Chicago, Illinois 60657
                                 (312) 952-7100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 November 15, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

- ------------------------------------------------------------------------------
  CUSIP No. 624516 20 9              13D                    Page 2 of 10 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     LD Acquisition, LLC

     FEIN: 85-0280415
- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO

- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               10,725,000*
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     10,725,000*
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     10,725,000*
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     94.9%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
- ------------------------------------------------------------------------------

* Includes warrants to purchase 10,000,000 shares of Issuer's common stock which are immediately exercisable.

- ------------------------------------------------------------------------------
  CUSIP No. 624516 20 9              13D                    Page 3 of 10 Pages
- -----------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Grander, LLC

     FEIN: 36-4448057
- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Illinois
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             10,725,000*
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

     10,725,000*
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     5,362,500*
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     47.4%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
- ------------------------------------------------------------------------------

* Includes warrants to purchase 10,000,000 shares of Issuer's common stock which are immediately exercisable.

- ------------------------------------------------------------------------------
  CUSIP No. 624516 20 9             13D                    Page 4 of 10 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     DJS Investments II, LLC

     FEIN: 43-2069627
- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Illinois
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             10,725,000*
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

     10,725,000
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     5,362,500
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     47.4%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
- ------------------------------------------------------------------------------

* Includes warrants to purchase 10,000,000 shares of Issuer's common stock which are immediately exercisable.

  CUSIP No. 624516 20 9
  Page 5 of 10

Item 1.  Security and Issuer.


     This Schedule 13D relates to the common stock $0.001 par value per share ("common stock"), of Mountains West Exploration, Inc., a New Mexico corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3111 N. Seminary, Suite 1N, Chicago, Illinois 60657.


Item 2.  Identity and Background.

          (a)-(c) LD Acquisition, LLC ("LD") is a Delaware limited liability company with its principal office located at 3111 N. Seminary, Suite 1N, Chicago, Illinois 60657. LD is a newly formed company formed for the purpose of acquiring shares of the Issuer. LD is member - managed.

               Grander, LLC ("Grander") is an Illinois limited liability company with its principal office located at 3111 N. Seminary, Suite 1N, Chicago, Illinois 60657. Grander is a private investment company. Grander is a member of LD. Lee Wiskowski is the sole member of Grander and beneficial owner.

               Grander, LLC and DJS Investments II, LLC are the members of LD.

               DJS Investments II, LLC ("DJS") is an Illinois limited liability company with its principal office located at 350 Houbolt Road, Suite 205, Joliet 60431 Shorewood, Illinois 60431. DJS is a private investment company. Douglas Stukel is the sole member of DJS and beneficial owner.

               Lee Wiskowski, the sole member of Grander, has an office located at 3111 N. Seminary, Suite 1N, Chicago, Illinois 60657. Mr. Wiskowski is the co-chief executive officer of Capital Growth Systems, Inc., with an office located at 50 East Commerce Drive, Suite A, Schaumburg, Illinois 60173. Mr. Wiskowski also provides financial and advisory services to emerging growth companies through Momentum Capital, L.L.C., located at 3111 N. Seminary, Suite 1N, Chicago, Illinois 60657. Mr. Wiskowski is also an officer and director of Health Partnership, Inc.

               Douglas Stukel, the sole member of DJS, has an office at 350 Houbolt Road, Suite 205, Joliet, Illinois 60431. Mr. Stukel is the co-chief executive officer of Capital Growth Systems, Inc., with an office located at 50 East Commerce Drive, Suite A, Schaumburg, Illinois 60173. Mr. Stukel also provides financial and advisory services to emerging growth companies through Momentum Capital, L.L.C., located at 3111 N. Seminary, Suite 1N, Chicago, Illinois 60657. Mr. Stukel is also an officer and director of Health Partnership, Inc.

          (d)-(e)During the past five years, none of LD, Grander, DJS, Lee Wiskowski and Douglas Stukel has (i) been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

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  CUSIP No. 624516 20 9
  Page 6 of 10

      (f)   Lee Wiskowski and Doug Stukel are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

               LD Acquisition, LLC ("LD"), is a Delaware limited liability company and has two members: Grander, LLC and DJS Investments II, LLC. The members are joint filers in this Schedule 13D. On November 7, 2005, LD borrowed $430,000 from Louis L. Orenstein, pursuant to a Promissory Note (the "Orenstein Loan"). LD used the $430,000 in loan proceeds to purchase 725,000 shares (the "Shares") of Issuer's common stock represent approximately 55% of Issuer's issued and outstanding shares. LD purchased the newly issued 300,000 Shares at $0.01 per share for an aggregate purchase price of $3,000. Additionally the Company issued a warrant to LD to purchase up to 10,000,000 shares. LD loaned a portion of the balance of the Orenstein Loan proceeds ($197,000) to Issuer. LD purchased the remaining 425,000 shares from Skye Blue Ventures, LLC for an aggregate purchase price of $230,000.

               The Orenstein Loan bears simple interest in the amount of $26,000, and is due and payable in a single installment on February 7, 2006. As part of the Orenstein Loan, LD agreed to assign to Mr. Orenstein 100,000 shares of common stock of Issuer. The Orenstein Loan is secured by a pledge of the remaining shares of Issuer's common stock to be held by LD and the warrant.

Item 4.  Purpose of Transaction.

               LD Acquisition, LLC ("LD"), is a Delaware limited liability company and has two members: Grander, LLC and DJS Investments II, LLC. The members are joint filers in this Schedule 13D. On November 15, 2005, LD purchased 725,000 shares (the "Shares") of Issuer's common stock (representing approximately 55% of the Issuer's issued and outstanding shares) for an aggregate purchase price of $233,000. See Item 3 for a description of the financial terms surrounding the acquisition.

               The acquisition resulted in a change in control of Issuer. Effective concurrently with the closing of the acquisition, the size of Issuer's board was increased from two to four members. The Issuer's current directors will resign effective 10 days after mailing the 14f Notice to Shareholders and Lee Wiskowski (the sole member of Grander, LLC) and Douglas Stukel (the sole member of DJS Investments II, LLC) will be the remaining Directors.

               Additionally, in connection with the change of control of the Issuer on November 15, 2005, the Issuer's chief executive officer, treasurer and secretary resigned and Lee Wiskowski was appointed to serve as Issuer's President and Douglas Stukel was appointed to serve as Issuer's treasurer and secretary.

               After the change of control, it is contemplated that Issuer will change its business plan. Historically, Issuer has been engaged in business endeavors including energy exploration. Issuer has not realized significant profitable revenues in these endeavors.

  CUSIP No. 624516 20 9
  Page 7 of 10

               It is contemplated that going forward, Issuer will pursue business activities related to communications commerce or such other businesses as the Board may determine. In order to pursue these activities, it is anticipated that the Issuer will seek to raise additional capital to fund the purchase of one or more businesses.

      The contemplated change in business plans could relate to or result in:

      (a) The acquisition of additional securities of the issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) A change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the boards;

      (e) A material change in the present capitalization or dividend policy of the Issuer;

      (f)   A material change in the Issuer's business or corporate structure;

      (g) A change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (i)   Any action similar to any of those enumerated above.



Item 5.  Interest in Securities of the Issuer.

     (a)-(c) LD Acquisition, LLC ("LD"), is a Delaware limited liability company and has two members: Grander, LLC and DJS Investments II, LLC; LD and the two members are joint filers in this Schedule 13D. On November 15, 2005, LD purchased 725,000 shares (the "Shares") of Issuer's common stock (representing approximately 55% of the Issuer's issued and outstanding shares) for an aggregate purchase price of $233,000.

  CUSIP No. 624516 20 9
  Page 8 of 10


          * Lee Wiskowski, Director and as the sole member of Grander, LLC, may be deemed to beneficially own the shares through Grander, LLC.

          ** Douglas Stukel, Director and as the sole member of DJS Investments II, LLC may be deemed to beneficially own the shares through DJS Investments II, LLC.

      (d) No person, other than a Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the common stock beneficially owned by the Filing Person.

      (e) LD continues to own Warrants to purchase 10,000,000 shares of Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See the responses to Items 3 and 4.

Item 7. Material to be filed as Exhibits.


      A.    Promissory Note in the amount of $197,000.

      B. Share Purchase Agreement effective as of November 15, 2005, among Skye Blue Ventures, LLC, LD Acquisition, LLC, Denis Iler and Michael Littman.

      C. MW Share Purchase Agreement, effective November 15, 2005 by and amoung Mountains West Exploration, Inc., Denis Iler, LD Acquisition and Michael Littman.

      D.    Form of Warrant Agreement.

      E.    Form Security Agreement.

      F.    Joint Filing Agreement

  CUSIP No. 624516 20 9
  Page 9 of 10

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2005

                                     LD Acquisition, LLC


                                     By:      /S/Lee Wiskowski
                                              ----------------------------------
                                     Its:     Lee Wiskowski, a Member


                                     Grander, LLC


                                     By:      /S/Lee Wiskowski
                                              ----------------------------------
                                     Its:     Lee Wiskowski, Its Sole Member


                                     DJS Investments II, LLC


                                     By:      /S/Douglas Stukel
                                              ----------------------------------
                                     Its:     Douglas Stukel, Its Sole Member